No. 812-14156

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN AMENDED ORDER
PURSUANT TO SECTIONS 6(c) AND 57(c) OF THE INVESTMENT COMPANY ACT OF
1940 (“1940 ACT”) GRANTING EXEMPTIONS FROM SECTIONS 18(a), 57(a)(1) - (2),
AND 61(a) OF
THE 1940 ACT; UNDER SECTION 57(i) OF THE 1940 ACT AND
RULE 17d-1 UNDER THE 1940 ACT TO PERMIT CERTAIN
JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTION 57(a)(4) OF THE 1940 ACT

FIDUS INVESTMENT CORPORATION,
FIDUS MEZZANINE CAPITAL, L.P.,
FIDUS INVESTMENT GP, LLC,
FIDUS INVESTMENT ADVISORS, LLC,
and
FIDUS MEZZANINE CAPITAL II, L.P.

1603 Orrington Avenue, Suite 1005
Evanston, Illinois 60201
(847) 859-3940

All Communications, Notices and Orders to:
Edward H. Ross
Chief Executive Officer
Fidus Investment Corporation
1603 Orrington Avenue, Suite 1005
Evanston, Illinois 60201
(847) 859-3940

Copies to:

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

April 2, 2014

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

FIDUS INVESTMENT CORPORATION,
FIDUS MEZZANINE CAPITAL, L.P.,
FIDUS INVESTMENT GP, LLC,
FIDUS INVESTMENT ADVISORS, LLC,
and
FIDUS MEZZANINE CAPITAL II, L.P.

1603 Orrington Avenue
Suite 1005
Evanston, Illinois 60201

File No. 812-14156
Investment Company Act of 1940
) ) ) ) ) ) ) ) ) ) ) ) ) ) )
SECOND AMENDED AND RESTATED
APPLICATION FOR AN AMENDED
ORDER PURSUANT TO SECTIONS 6(c)
AND 57(c) OF THE INVESTMENT
COMPANY ACT OF 1940 (“1940 Act”)
GRANTING EXEMPTIONS FROM
 SECTIONS 18(a), 57(a)(1) - (2), AND 61(a)
 OF THE 1940 ACT; UNDER SECTION
57(i) OF THE 1940 ACT AND RULE 17d-1
UNDER THE 1940 ACT TO PERMIT
CERTAIN JOINT TRANSACTIONS
 OTHERWISE PROHIBITED BY SECTION
57(a)(4) OF THE 1940 ACT

Fidus Investment Corporation, a Maryland corporation (the “Company”), Fidus Mezzanine Capital, L.P., a Delaware limited partnership (“Fidus SBIC”), Fidus Investment GP, LLC, a Delaware limited liability company (“New General Partner”), Fidus Investment Advisors, LLC (“Fidus Advisors”), and Fidus Mezzanine Capital II, L.P. (“Fidus SBIC II”) (collectively, the “Applicants”), respectfully request an order (the “Amended Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c), 57(c), and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder.2 The Amended Order would amend, and in part supersede, an exemptive order issued by the Commission on March 27, 2012 (the “Prior Order”)3 that was granted pursuant to

1 Unless otherwise indicated, all section references herein are to the 1940 Act.

2 Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

3 In the Matter of Fidus Investment Corporation, Investment Company Act Release Nos. 29974 (March 1, 2012) (notice) and 30012 (March 27, 2012) (order).

Sections 6(c), 12(d)(1)(J), 57(c), and 57(i) of the 1940 Act, and under Rule 17d-1 thereunder, and under 12(h) of the Securities Exchange Act of 1934, as amended (“Exchange Act”).

I.	BACKGROUND AND SUMMARY OF APPLICATION
In this application (“Application”), the Applicants respectfully request the Amended Order to amend, and in part supersede, the Prior Order as set forth herein. The Prior Order permits the Company and Fidus SBIC to operate effectively as one company, specifically allowing them to: (1) engage in certain transactions with eachother; (2) invest in securities in which the other is or proposes to be an investor that would otherwise be permitted if the Company and Fidus SBIC were one company, (3) be subject to modified consolidated asset coverage requirements for senior securities issued by a business development company, as defined in section 2(a)(48) of the 1940 Act (“BDC”)4 and its small business investment company subsidiary; and (4) file consolidated reports with the Commission.
The Prior Order granted the above relief to transactions between the Company and, at the time of the Prior Order, the Company’s only wholly-owned small business investment company subsidiary, Fidus SBIC. Subsequent to the Prior Order, the Company has formed a new wholly-owned small business investment company subsidiary, Fidus SBIC II. In addition to the Company, Fidus SBIC, and the New General Partner, the Amended Order would grant relief to Fidus SBIC II, and any direct or indirect wholly-owned subsidiaries of the Company (collectively with Fidus SBIC, the “Subsidiaries,” and each a “Subsidiary”).5

4 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

5 For purposes of this Application, references to “Subsidiaries” include Fidus SBIC and Fidus SBIC II, which are the Company’s only Subsidiaries currently in existence, as well as any future Subsidiaries. No Subsidiary other than Fidus SBIC will be a BDC and no Subsidiary will be a registered investment company.

In particular, the relief requested by this Application for an Amended Order would: (1) permit Fidus SBIC and one or more other Subsidiaries to engage in certain transactions that would otherwise be permitted if the Company and its Subsidiaries were one company and (2) permit the Company to adhere to modified asset coverage requirements under Section 61 of the 1940 Act. The Company may in the future create Subsidiaries that may also be licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBA Act”) as a small business investment company (“SBIC”) (collectively, the “SBIC Subsidiaries,” and each an “SBIC Subsidiary”) or in some cases may not be SBICs.
As discussed above, the Prior Order grants relief from Sections 12(d)(1)(A), 18(a), 21(b), 57(a)(1) — (a)(3), and 61(a) of the 1940 Act; under Section 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act and under Section 12(h) of the Exchange Act to the Company and Fidus SBIC, but the Prior Order did not specifically request relief for any future subsidiaries of the Company. The Applicants are submitting this request to amend the Prior Order to request the same exemptive relief for Fidus SBIC II and any future Subsidiary that was granted under the Prior Order with respect to Fidus SBIC, except to the extent that such relief is not necessary due to the fact that Fidus SBIC II is not (and no future Subsidiary will be) a BDC or a registered investment company under the 1940 Act.6
The conditions of the Prior Order will be superseded by the conditions in this Application. Any existing entities that currently intend to rely on the Amended Order have

6 An exemption from Section 12(d)(1)(A) pursuant to Section 12(d)(1)(J) of the 1940 Act is not necessary because such Subsidiaries will not own voting stock of the Company or Fidus SBIC. Also, an exemption from Sections 21(b) and 57(a)(3) pursuant to Sections 6(c) and 57(c) of the 1940 Act is not necessary because Fidus SBIC will not make loans to Fidus SBIC II or any future Subsidiaries.

been named as Applicants, and any other existing or future entities that may rely on the Amended Order in the future would comply with its terms and conditions.

II.	STATEMENT OF FACTS AND BACKGROUND
A.	The Company
The Company was organized under the General Corporation Law of the state of Maryland on February 14, 2011 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company. On June 16, 2011, the Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Exchange Act. Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the Exchange Act. On June 20, 2011, the Company filed a notice of its election to be regulated as a BDC within the meaning of Section 2(a)(48) of the 1940 Act on Form N-54A. It completed the initial public offering (the “IPO”) of its shares of common stock on June 24, 2011. The Company’s common stock is traded on the NASDAQ Global Market under the symbol “FDUS.”
In addition, the Company has elected to be treated as a regulated investment company (“RIC”) for tax purposes as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.
The Company provides customized mezzanine debt and equity financing solutions to lower middle-market companies located throughout the United States that have revenues between $10 million and $150 million. As of December 31, 2013, the Company had total assets of approximately $367.3 million. The Company’s investment objective is to provide attractive risk-adjusted returns by generating both current income from debt investments and capital appreciation from equity related investments. The Company’s investment philosophy is to partner with business owners, management teams and financial sponsors to provide customized financing for strategic acquisitions, business expansion and other growth initiatives, ownership transactions and recapitalizations.
The Company’s investments generally range from $5 million to $15 million per portfolio company. In certain situations, the Company may partner with other unaffiliated funds to provide larger financing commitments. The Company operates Fidus SBIC as an SBIC Subsidiary and utilizes the proceeds of the sale of SBA guaranteed debentures to enhance returns to the Company’s stockholders. The Company’s executive offices are located at 1603 Orrington Avenue, Suite 1005, Evanston, Illinois 60201.
The Company’s board of directors (the “Board”) consists of five members, three of whom are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act. Pursuant to the Company’s charter, members of the Board are divided into three classes. Each class of directors will hold office for a three year term. However, the initial members of the three classes have initial terms of one, two and three years, respectively. At each annual meeting of the Company’s stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The Company’s charter permits the Board to elect directors to fill vacancies that are created either through an increase in the number of directors or due to the resignation, removal or death of any director.
B.	The Subsidiaries
1. Fidus SBIC
Fidus SBIC was organized as a limited partnership under the laws of the state of Delaware on February 5, 2007 and received its license from the SBA on October 22, 2007 to operate as an SBIC under the SBA Act. The principals of Fidus SBIC sought an SBIC license in order to give Fidus SBIC access to attractive fixed-rate SBA guaranteed debentures. Fidus SBIC has the same investment objectives and strategies as the Company, as summarized above.
On March 1, 2011, Fidus SBIC filed its registration statement on Form N-5 with the Commission, as a co-registrant with the Company on its registration statement on Form N-2. As a result of the IPO and a series of transactions, Fidus SBIC could be deemed to fail to meet the requirements for exclusion from the definition of an investment company set forth in (1) Section 3(c)(1) by reason of subparagraph (A) of Section 3(c)(1) and (2) Section 3(c)(7) by virtue of its failure to qualify as a “qualified purchaser” within the meaning of Section 2(a)(51) by virtue of Rule 2a51-3(a) of the 1940 Act, as the Company could be deemed to have been formed for the purpose of investing in Fidus SBIC. Accordingly, on June 20, 2011, Fidus SBIC filed an election to be regulated as a BDC within the meaning of Section 2(a)(48) of the 1940 Act on Form N-54A under the 1940 Act in connection with the effectiveness of its registration statement on Form N-5. On June 16, 2011, Fidus SBIC filed a registration statement on Form 8-A to register its common stock under Section 12 of the Exchange Act. Accordingly, Fidus SBIC is subject to the periodic reporting requirements under Section 13(a) of the Exchange Act.
The Company owns a 99.99% limited partnership interest in Fidus SBIC. The New General Partner, a wholly-owned subsidiary of the Company, owns a 0.01% general partnership interest in Fidus SBIC. Therefore, Fidus SBIC is a Subsidiary of the Company because the Company and the New General Partner own all of the partnership and voting interests in Fidus SBIC. Fidus SBIC is and will remain, at all times, a Subsidiary of the Company and consolidated with the Company for financial reporting purposes.

Notwithstanding its limited partnership structure, the Second Amended and Restated Agreement of Limited Partnership of Fidus SBIC (“LP Agreement”) permits the appointment of a board of directors, which appointment is permitted by the Delaware Revised Uniform Limited Partnership Act, with authority to manage the business and affairs of Fidus SBIC and take all action that the general partner could otherwise take except any action required by statute to be taken by the general partner of a Delaware limited partnership. Consequently, pursuant to the LP Agreement, the general partner of Fidus SBIC has appointed a board of directors (“Fidus SBIC Board”) consisting of three persons who are not “interested persons” of Fidus SBIC within the meaning of Section 2(a)(19) of the 1940 Act and two persons who are “interested persons” of Fidus SBIC. The members of Fidus SBIC Board are appointed each year by the equity owners of Fidus SBIC (i.e., the New General Partner). Under the LP Agreement, the New General Partner has irrevocably delegated the authority to manage the business affairs of Fidus SBIC to the Fidus SBIC Board. The SBA has approved the LP Agreement and the members of the Fidus SBIC Board pursuant to SBA regulations.
2. Fidus SBIC II
Fidus SBIC II was organized as a limited partnership under the laws of the state of Delaware on October 12, 2012 and is a Subsidiary of the Company. Fidus SBIC II received its license from the SBA on May 28, 2013 to operate as a small business investment company under the SBA Act. As an SBIC, Fidus SBIC II will be subject to the same SBA regulatory scheme as Fidus SBIC. Unlike Fidus SBIC, Fidus SBIC II will not be registered under the 1940 Act, and will rely on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act. Pursuant to the limited partnership agreement for Fidus SBIC II, the management of Fidus SBIC II is vested exclusively in the New General Partner. Fidus Advisors serves as the sole manager of the New General Partner.
The Company directly owns a 99.99% limited partnership interest in Fidus SBIC II. The New General Partner, a wholly-owned subsidiary of the Company, owns a 0.01% general partnership interest in Fidus SBIC II. Therefore, Fidus SBIC II is a Subsidiary of the Company because the Company and the New General Partner own all of the equity and voting interest in Fidus SBIC II. Fidus SBIC II is consolidated with the Company for financial reporting purposes.
3. Future SBIC Subsidiaries
Due in part to the increase in the maximum amount of SBIC leverage available to associated7 SBIC funds pursuant to the American Recovery and Reinvestment Act of 2009, the Company formed Fidus SBIC II and may form future SBIC Subsidiaries.  If future legislation or SBA regulations increase the current $225 million funding limit for two or more SBICs under common control, it may be necessary or advisable to establish more than two SBIC Subsidiaries to fully utilize available funding.  Applicants seek for this Amended Order’s exemptive relief to extend to additional SBIC Subsidiaries so that they may rely on the Amended Order in the future without requiring additional exemptive relief.  Further, Applicants may seek additional SBIC licenses for future Subsidiaries after the SBIC license of a current SBIC Subsidiary expires.  Each SBIC Subsidiary has an initial ten-year life (with provision for the general partner of each SBIC Subsidiary to extend the life of such SBIC Subsidiary for one or more additional years in the event that all of such SBIC Subsidiary’s investments have not been exited by the end of the tenth year).  Applicants do not currently anticipate any of the SBIC Subsidiaries operating without SBA funding or guarantees.  In our view, the SBIC leverage, including the increased capacity, remains a strategic advantage due to its long-term, flexible structure and a low fixed cost. Since the increase in the SBIC leverage cap applies to associated SBIC funds, the Company will allocate such increased borrowing capacity between Fidus SBIC, Fidus SBIC II and any future SBIC Subsidiary.
As an SBIC, each SBIC Subsidiary will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, each SBIC Subsidiary will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average net income after federal taxes not exceeding $6 million for the two most recent fiscal

7 The SBA defines “associate” as “any Person that directly or indirectly Controls, or is Controlled by, or under Common Control with, a licensee.” 13 C.F.R § 120.10 (2013).

years. In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average net income after federal taxes not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such factors as number of employees or gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.
C.	The New General Partner
The New General Partner was organized as a limited liability company under the laws of the state of Delaware on March 14, 2011. The New General Partner is the sole general partner of Fidus SBIC. The New General Partner also serves as the general partner of Fidus SBIC II, and may serve as the general partner of future SBIC Subsidiaries. The New General Partner’s only role is to perform ministerial functions that result from decisions made by Fidus Advisors; the New General Partner is not able to prevent Fidus Advisors from acting independently.
D.	Fidus Advisors
Fidus Advisors was organized as a limited liability company under the laws of the state of Delaware on February 11, 2011, and serves as the investment adviser to the Company, Fidus SBIC, and Fidus SBIC II. Fidus Advisors is registered as an investment adviser under the Investment Advisers Act of 1940. Pursuant to an investment management agreement with the Company that satisfies the requirements under Sections 15(a) and (c), Fidus Advisors manages the consolidated assets of the Company, including those of Fidus SBIC and Fidus SBIC II. Fidus

Advisors does not currently provide management and investment advisory services to any other Subsidiary. The investment professionals of Fidus Advisors are responsible for sourcing potential investments, conducting research and diligence on potential investments and equity sponsors, analyzing investment opportunities, structuring investments and monitoring the investments and portfolio companies of the Company and its Subsidiaries, including Fidus SBIC and Fidus SBIC II. It is anticipated that Fidus Advisors will also provide management and advisory services to future Subsidiaries.

III.	PROPOSED OPERATIONS AS ONE COMPANY
A.	Future Operations as One Company
          1.    The Company may from time to time transfer funds to one or more of its Subsidiaries. Additional funding may be structured as contributions of additional capital or as loans. Such funding might be made for the purpose of increasing one or more Subsidiaries’ regulatory capital to allow one or more Subsidiaries to issue additional   SBA guaranteed debentures or increasing the size of a Subsidiary’s “overline” limit for any one investment (defined by SBA regulations as 10% of the sum of private capital, i.e., paid in capital and surplus, and the “total amount of leverage projected by the [SBIC] in [its] business plan that was approved by SBA at the time of the grant of the company’s license”).
          2.    One or more Subsidiaries may from time to time make distributions of profits and capital to the Company in respect of the Company’s investment in that Subsidiary, subject in each case to the requirements of the SBA Act and regulations issued thereunder.
                 3.     The Subsidiaries may from time to time make loans or other advances to the Company, subject in each case to the requirements of the SBA Act and regulations issued thereunder. Such loans and advances might be made for the purpose of providing funds to the

Company with which to pay dividends to maintain its qualification as a RIC or to make investments for its own account or to pay operating expenses. The Subsidiaries will not purchase or otherwise acquire any of the common stock of the Company.
4.    The Company and one or more Subsidiaries may determine from time to time to invest in securities of the same issuer, simultaneously or sequentially, in the same or different securities of such issuer, and to purchase or sell such investments separately or jointly.
5.    The Company and one or more Subsidiaries may from time to time purchase all or a portion of the portfolio investments held by the other in order to enhance the liquidity of the selling company or for other reasons, subject in each case to the requirements of the SBA Act and the regulations thereunder.
B.	Exemptive Relief Requested from Sections 57(a)(1) and (2)
1.    General. Sections 57(a)(1) and (2) make it unlawful for any person related to a BDC in the manner described in Section 57(b), or any affiliated person of that person (1) to sell any security or other property to the BDC or to any company controlled by the BDC (except securities of which the buyer is the issuer or securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities), and (2) to purchase from any BDC or from any company controlled by such BDC any security or other property (except securities of which the seller is the issuer).
Section 57(b) specifies the persons to whom the prohibitions of Sections 57(a)(1) and (2) apply.  These persons include the following: (1) any director, officer, employee, or other member of an advisory board of the BDC or any person who controls, is controlled by, or is under common control with such director, officer, employee or advisory board member; or (2)(A) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, the

BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or (B) any person (i) who controls, is controlled by, or is in common control with such adviser, promoter, general partner, principal underwriter, or person controlling, controlled by, or under common control with the BDC or (ii) who is an officer, director, partner, copartner or employee of such adviser, promoter, general partner, principal underwriter, or person controlling, controlled by, or under common control with the BDC.
Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to such person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.
2.    Application of Section 57(a)(1) and (2) to Applicants. The Company is related to each of Fidus SBIC and Fidus SBIC II in a manner described in Section 57(b) because of its direct ownership of all of the limited partnership interests in each of Fidus SBIC and Fidus SBIC II and its indirect ownership of all the general partnership interests in Fidus SBIC and Fidus SBIC II through its 100% ownership of the New General Partner. The Company would be a person related to any future Subsidiaries in a manner described in Section 57(b) because it will, either directly or indirectly, own more than 99.9% of the voting securities of each Subsidiary. Fidus SBIC II and Fidus SBIC would also each be a person related to each other in a manner described in Section 57(b) because each is deemed to be under the control of the Company and thus under common control.  Each of Fidus SBIC and Fidus SBIC II and each other Subsidiary would also be a person related to each other Subsidiary in a manner described in Section 57(b) as long as they remain under the common control of the Company.
3.    With respect to the prohibitions of Sections 57(a)(1) and (2), every purchase or sale transaction between the Company and any Subsidiary and every purchase or sale transaction between two or more Subsidiaries must be analyzed from the point of view of each participant including, if applicable, Fidus SBIC as a Subsidiary that is a BDC. As currently contemplated by the Applicants, there may be circumstances when it is in the interest of the Company, Fidus SBIC and/or Fidus SBIC II that one or more of the Company, Fidus SBIC, Fidus SBIC II or any future Subsidiary would purchase all or a portion of the portfolio investments held by one of the others in order to enhance the liquidity of the selling company or for other reasons, subject in each case to the requirements of the SBA and the regulations thereunder, as applicable. In addition, there may be circumstances when it is in the interest of the Company, Fidus SBIC and/or Fidus SBIC II for Fidus SBIC II, or for any future Subsidiaries, to invest in securities of an issuer that may be deemed to be a person related to either the Company or Fidus SBIC in a manner described in Section 57(b), or for the Company to invest in securities of an issuer that may be deemed to be a person related to a Subsidiary in a manner described in Section 57(b), as in the case of a portfolio company deemed to be related to the Company or a Subsidiary as a result of either the Company’s or such Subsidiaries’ ownership of more than 25% of the portfolio company’s voting securities. Similarly, it may be desirable for a Subsidiary to invest in securities of an issuer that may be deemed to be a person related to another Subsidiary in a manner described in Section 57(b).
If the Company were to engage in these activities other than through a subsidiary, transactions with affiliated portfolio companies, whether controlled or not controlled, would be permissible without Commission approval by virtue of Rule 57b-1. The Commission made this clear in Investment Company Act Release 11493 (December 16, 1980), where, in adopting Rule 57b-1 (the “1980 Adopting Release”), the Commission stated in relevant part:
However, non-controlled portfolio affiliates of a business development company are not among those persons whose participation in transactions with the business development company requires Commission approval (under section 57(c) [15 U.S.C. 80a-56(c)] or specific statutory findings regarding the transaction by the company’s Board of Directors (under section 57(f) [15 U.S.C. 80a-56(f)]. The legislative history of the 1980 Amendments indicates that Congress also did not intend to require Commission approval or such specific statutory findings by the Board of Directors of a business development company for transactions between the company and a controlled portfolio affiliate. As the House Committee Report on the bill which became the 1980 Amendments states:

Conspicuously absent from the prohibitions in section 57 against transactions with the business development company are persons which it controls or of which it holds at least 5 percent of the outstanding securities. Also omitted from the prohibitions are persons affiliated with such so-called “downstream affiliates” of the business development company. In this regard, it should be noted that the Commission has undertaken through rulemaking to exempt all investment companies from prohibitions relating to transactions solely between investment companies and such downstream affiliates. The Committee again wishes to note that if experience demonstrates that under such exclusion from statutory prohibitions investors are not being adequately protected, the Committee would expect to revisit this area.

H.R. Rep. No. 1341, at 48 (1980) (Comm. Rep.) (emphasis added).

However, due to an apparently inadvertent drafting error, Business Development Company transactions involving controlled portfolio affiliates and certain affiliated persons of such affiliates must be approved by the Commission. The Commission proposes to correct this error by the rulemaking.

As pointed out in the House Committee Report, even if the Company were an investment company but not a BDC, it would be exempt from prohibitions relating to transactions between itself and its downstream affiliates. See Rules 17a-6 and 17d-1(d)(5) and (6). Thus, Rule 57b-1 exempts purchase or sale transactions between the Company (the BDC parent) and its downstream controlled affiliates from the prohibitions of Sections 57(a) and 17(a) and (d). However, without the Order requested by this Application, purchase or sale transactions between Fidus SBIC (a BDC subsidiary) and any other Subsidiaries or downstream controlled affiliates of the Company or other subsidiaries may violate Section 57(a)(1) or (2) of the 1940 Act. Such purchase and sale transactions may violate Sections 57(a)(1) or (2) since the participant involved, Fidus SBIC II (or any future Subsidiary) would be related to the BDC (Fidus SBIC), in a manner described in Section 57(b). The exemption in Rule 57b-1 may not be available in this case since the transaction is between Fidus SBIC (a BDC) and entities affiliated with a controlling affiliate of Fidus SBIC. Therefore the participant is not related to the BDC (Fidus SBIC) solely on the circumstances set forth in either paragraph (a) or (b) of Rule 57b-1 (i.e., not (a) solely because that person is directly or indirectly controlled by Fidus SBIC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule). The Company and its Subsidiaries should not be precluded from investing in portfolio affiliates of each other if such investments would be permitted if the Company and such Subsidiary were treated as one combined company.
   4.    Requested Exemptions. As discussed above, the Prior Order only extends relief from Sections 57(a)(1) and (2) to transactions between the Company and Fidus SBIC. Accordingly, the Applicants respectfully request an Amended Order of the Commission pursuant to Section 57(c) exempting any current or future Subsidiary from the provisions of Sections 57(a)(1) and (2) for any transaction between Fidus SBIC and any other Subsidiary with respect to the purchase or sale of securities or other property. The Applicants also request an Amended Order of the Commission exempting from the provisions of Sections 57(a)(1) and (2) any transaction between

Fidus SBIC and a controlled portfolio affiliate of another Subsidiary, but only to the extent that any such transaction would not be prohibited if such Subsidiary were deemed to be part of the Company and not a separate company. It is the intent of this request only to permit the Company and its Subsidiaries to do that which they otherwise would be permitted to do within the provisions of the 1940 Act if they were one company, as opposed to Fidus SBIC, Fidus SBIC II (or any future Subsidiary) being a Subsidiary of the Company (including the 0.01% interest owned by the New General Partner.
C.	Exemptive Relief Requested from Section 57(a)(4) and Rule 17d-1
    1.    General. Section 57(a)(4) makes it unlawful for certain persons related to a BDC in the manner set forth in Section 57(b), acting as principal, to knowingly effect any transaction in which the BDC or a company controlled by the BDC is a joint or joint and several participant with that person in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Section 57(i) states that the rules and regulations of the Commission under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) shall be deemed to apply to transactions subject to Section 57(a) until the adoption by the Commission of rules and regulations under Section 57(a).
Rule 17d-1(a) prohibits an affiliate or, when applying Rule 17d-1 to implement Section 57(a)(4), a person related to a BDC in a manner described in Section 57(b) acting as principal, from participating in, or effecting any transaction in connection with any joint enterprise or joint arrangement or profit-sharing plan in which any such BDC, or a company controlled by such BDC, is a participant, except pursuant to an order of the Commission.

    2.    Application of Section 57(a)(4) and Rule 17d-1(a) to Applicants.
As described above, the Company and the Subsidiaries (and future Subsidiaries) will be related to one another in a manner described in Section 57(b). There may be circumstances when it is in the interest of the Company, Fidus SBIC, and/or Fidus SBIC II (or any future Subsidiary) as applicable, that two or more of the Company, Fidus SBIC, Fidus SBIC II (or any future Subsidiary) purchase or sell the same or different securities of the same issuer, either simultaneously or sequentially, and that they deal with their investments separately or jointly. Such transactions would not involve upstream affiliates of any party (except for the Company as a controlling person of Fidus SBIC). The joint transactions prohibition of Section 57(a)(4) and Rule 17d-1, taken together, would not apply to transactions involving two or more of the Company and the Subsidiaries because the Section 57(b) relationship would arise solely from the Company controlling each of the Subsidiaries. Therefore, Rule 57b-1 would exempt the Company and its controlled affiliates from the prohibitions of Section 57(a)(4). However, a joint transaction in which Fidus SBIC and another Subsidiary participate could be deemed to be prohibited under Section 57(a)(4) because such Subsidiary would not be a controlled affiliate of Fidus SBIC.
Moreover, investment activities could conceivably involve joint investments in persons under the common control of the Company and one or more of the Subsidiaries, in which case the exemption provided by Rule 17d-1(d)(5) does not appear to be available. However, if the Company and the Subsidiaries were one combined investment company, Rule 17d-1(d)(5) would exempt transactions between that company and downstream affiliates, and if they were one combined BDC, the transactions would be exempted by Rule 57b-1. Because these exemptions may not be available in the circumstances proposed, Applicants are seeking an Order permitting this class of transactions under Section 57(a)(4) and Rule 17d-1. Applicants cannot rely on Rule 17d-1(d)(5) because the availability of the rule must be analyzed with each of the Company and the Subsidiaries taking the part of the “registered investment company,” and while the Subsidiaries are portfolio affiliates (as defined in Rule 17a-6) of the Company, the Company is not a portfolio affiliate of the Subsidiaries. Applicants submit that it is reasonable and fair to permit these kinds of transactions since the Company would not be subject to the provisions of Section 57(a)(4) and Rule 17d-1 had it decided to conduct its SBIC activities itself instead of through its Subsidiaries.
    3.    Requested Exemptions. As discussed above, the Prior Order only extends relief from Section 57(a)(4) and Rule 17d-1 for such transactions between the Company and Fidus SBIC. Accordingly, the Applicants are seeking an Amended Order of the Commission pursuant to Section 57(i) and Rule 17d-1 thereunder, permitting any joint transaction that would otherwise be prohibited by Section 57(a)(4) in which Fidus SBIC and another Subsidiary participate, but only to the extent that the transaction would not be prohibited if the Subsidiaries participating were deemed to be part of the Company, and not separate companies. As stated above, the intent of this request is only to permit the Company and its Subsidiaries and the New General Partner to conduct their businesses as otherwise permitted by the 1940 Act, as if the Company and its Subsidiaries were a single company.
D.	Exemptive Relief Requested from Sections 18(a) and 61(a)
    1.    General. Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that Section. “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Section 61(a) applies Section 18, with certain modifications, to a BDC. Section 18(k), however, provides an exemption from Section 18(a)(1)(A) and (B) (relating to senior securities representing indebtedness) for SBICs. Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBA Act. However, companies operating under the SBA Act, such as Fidus SBIC II (and other SBIC Subsidiaries), are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured third-party debt or refinance any debt with secured third-party debt without prior written approval of the SBA. Fidus SBIC II is (and any future SBIC Subsidiaries would be) regulated by the SBA and operates under the SBA Act. There is no difference in the SBA’s regulation of Fidus SBIC II due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be a BDC.
    2.    Application of Sections 18(a) and 61(a) to Applicants. As a BDC, the Company is subject to the requirements of Section 18(a) by way of Section 61(a). Although a BDC, Fidus SBIC, as an investment company licensed as an SBIC under the SBA Act, is exempt, on a stand-alone basis, from Sections 18(a)(1)(A) and (B) and Section 61(a) by reason of the exemption provided by Section 18(k). However, since each SBIC Subsidiary is a wholly-owned subsidiary of the Company, a question exists as to whether the Company must comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) solely on an individual basis or whether the Company must also comply with these asset coverage requirements on a consolidated basis, because the Company may be deemed to be an indirect issuer of any class of senior securities issued by any SBIC Subsidiary.  Applying Section 18(a) (as modified by Section 61(a)) on  a consolidated basis would mean that the Company would treat as its own all assets held directly by the Company and any SBIC Subsidiary and would also treat as its own any liabilities of any SBIC Subsidiary (with intercompany receivables and liabilities eliminated), including any liabilities of such SBIC Subsidiary with respect to senior securities as to which such SBIC Subsidiary may be exempt from the provisions of Sections 18(a)(1)(A) and (B) by virtue of Section 18(k).
    3.    Requested Exemptions. As discussed above, the Prior Order granted relief under Section 6(c) from Sections 18(a) and 61(a) to permit the Company to exclude from its consolidated asset coverage ratio any senior security representing indebtedness issued by Fidus SBIC (not any future SBIC Subsidiary). Accordingly, the Applicants respectfully request relief under Section 6(c) from Sections 18(a) and 61(a) to permit the Company to exclude from its consolidated asset coverage ratio any senior security representing indebtedness issued by any SBIC Subsidiary. For the purposes of the requested relief, and only for such purposes, the Company wishes to treat Fidus SBIC II (and any future SBIC Subsidiary) as if it were a BDC subject to Sections 18 and 61. Since Fidus SBIC is entitled to rely on Section 18(k) and since Fidus SBIC II (or any future SBIC Subsidiary) would be entitled to rely on Section 18(k) if it were a BDC itself, there is no policy reason to deny the benefit of such exemptions to the Company.
E.	Precedents
In addition to the Prior Order granting such relief to the Company and Fidus SBIC, the Applicants have reviewed previous exemptive orders issued by the Commission granting exemptive relief similar to that requested herein. See Triangle Capital Corporation, et. al., Investment Company Release Act Nos. 29453 (Sept. 30, 2010) (notice) and 29482 (Oct. 22, 2010) (order) (“Triangle II”); MCG Capital Corporation, et al., Investment Company Act

Release Nos. 28427 (Sept. 30, 2008) (notice) and 28474 (Oct. 28, 2008) (order) (“MCG Capital”); Triangle Capital Corporation, et al., Investment Company Act Release Nos. 28383 (September 19, 2008) (notice) and 28437 (October 14, 2008) (order) (“Triangle”); Main Street Capital Corporation, et. al., Investment Company Act Release No. IC-28120; File No. 812-13411 (Jan. 16, 2008) (“Main Street”); Hercules Technology Growth Capital, Inc., et al., Investment Company Act Release Nos. 27748 (Mar. 7, 2007) (notice) and 27776 (Apr. 5, 2007) (order) (“Hercules”); Elk Associates Funding Corporation, et. al., Investment Company Act Release No. 24121, File No. 812-11420 (November 2, 1999) (“Elk Associates”); Berthel Growth & Income Trust I, et. al., Investment Company Act Release No. 23864, 69 SEC Docket 2233 (June 8, 1999) (“Berthel”); Allied Capital Corporation, et. al., Investment Company Act Release No. 22941, 66 SEC Docket 297 (Dec. 16, 1997) (“Allied Capital”); Capital Southwest Corporation, et. al., Investment Company Act Release No. 22586, 64 SEC Docket 457 (Mar. 26, 1997) (“Capital Southwest”); MACC Private Equities Inc., et. al., Investment Company Act Release No. 20887; 58 SEC Docket 2067 (Feb. 7, 1995) (“Private Equities”); Allied Capital Corporation II, et. al., Investment Company Act Release No.17492, 46 SEC Docket 343 (May 16, 1990) (“Allied II”); and Greater Washington Investors, et. al., Investment Company Act Release No.16055, 39 SEC Docket 549 (Oct. 15, 1987) (“Greater Washington”).
In Triangle II, a parent BDC with an SBIC subsidiary obtained relief similar to that being sought here and modified a previous order as requested herein, and on similar representations and conditions as contained herein. The Triangle order permits a parent BDC and its wholly-owned SBIC/BDC subsidiary to engage in certain transactions that otherwise would be permitted if the BDC and its BDC subsidiary were one company and permits the parent to adhere to a modified asset coverage requirement. The Triangle II order amends the Triangle order to permit a subsidiary SBIC, which is also a BDC, and a newly formed SBIC subsidiary to engage in certain transactions that otherwise would be permitted if the parent BDC and the SBIC subsidiaries were one company and to permit the parent BDC to adhere to a modified asset coverage requirement. The Triangle II order applies to future SBIC subsidiaries for modified asset coverage and permits transactions among other subsidiaries that may not be SBIC subsidiaries.
In Main Street, a parent BDC with an SBIC subsidiary obtained similar relief as requested herein, and on similar representations and conditions as contained herein. The Main Street order permits a parent BDC and its wholly-owned subsidiaries (one of which is an SBIC) to engage in certain transactions that otherwise would be permitted if the BDC and its subsidiaries were one company and permits the parent BDC to adhere to a modified asset coverage requirement. The Main Street order applies to future SBIC subsidiaries.
In Berthel, a parent BDC with a BDC/SBIC subsidiary obtained similar relief as requested herein, and on similar representations and conditions as contained herein, except as modified to reflect that the parent was a trust rather than a corporation and that the subsidiary was a limited liability company rather than a limited partnership. In Capital Southwest, a parent BDC with a closed-end management investment company/SBIC subsidiary, obtained exemptive relief similar to the relief requested in this application, and on similar representations and conditions as contained in this application. The Private Equities case involved a reorganization pursuant to a bankruptcy plan which provided for the transfer of all of the capital stock of an SBIC subsidiary of the debtors to a newly created BDC, and the election of the SBIC also to be regulated as a BDC. The Greater Washington and Allied Capital II, cases involved existing SBICs that reorganized by establishing wholly-owned subsidiaries to which the parent would transfer its SBIC license. The parent company in each case remained a BDC with public ownership.
In addition, Applicants have reviewed previous exemptive orders issued by the Commission granting exemptive relief with respect to future wholly-owned subsidiaries of the parent. See Triangle II, Main Street, MCG Capital, Hercules, Elk Associates, and Allied. In Triangle II, Main Street, MCG Capital, Hercules, Elk Associates and Allied, a parent BDC with an SBIC subsidiary obtained substantially the same relief as requested in this Application, including relief as to possible future wholly-owned subsidiaries of the parent.
The Applicants are requesting the ability to engage in similar transactions as requested by the Company, Fidus SBIC, and the New General Partner in the Prior Order.
Because it represents the most recent order involving an SBIC subsidiary and involves a corporate parent and subsidiary, Applicants have used the Triangle II application as a model, making the same kind of representations and agreeing to similar conditions.
F.	Applicants' Legal Arguments
1.    Section 6(c).
Applicants are requesting relief from Sections 18(a) and 61(a) of the 1940 Act to modify certain asset coverage requirements. Section 6(c) of the 1940 Act permits the Commission to conditionally or unconditionally exempt any person or transaction from any provision or provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.
(a)	The Exemption Requested is Appropriate in the Public Interest.
The operation of the Company as a BDC with SBIC Subsidiaries is intended to permit the Company to engage in an expanded scope of operations beyond that which would be available to it if it conducted the SBIC operations itself. The Company and any SBIC Subsidiary will be engaged in operations permitted (and in fact contemplated) by the 1940 Act and subject to the provisions thereof, as they are applied to BDCs. Moreover, since such SBIC Subsidiary will be a wholly-owned subsidiary of the Company, any activity carried on by it will in all material respects have the same economic effect and substance with respect to the Company’s stockholders as it would if done directly by the Company.
With respect to the Sections 18(a) and 61(a) exemption, the net effect of application of the “asset coverage” requirements on a consolidated basis as to the Company and any SBIC Subsidiary, if relief were not obtained, could be to restrict the ability of such SBIC Subsidiary to obtain the kind of financing that would be available to the Company if it were to conduct the SBIC operations itself. Section 18(k) exempts any class of senior securities representing an indebtedness issued by certain closed-end companies from the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a), whether or not such class of senior securities representing an indebtedness is held or guaranteed by the SBA. The application of Section 18(k) to the Company would not expose investors to the risks of unconstrained leverage because the SBA regulates the capital structure of such SBIC Subsidiary. Accordingly, no harm to the public interest will occur if the exemption is granted.
Based on the foregoing, it is clear that the public interest will not be harmed by the granting of the requested exemption, while the interests of the Company and its stockholders will be enhanced.
(b)	The Exemption Requested is Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policies and Provisions of the 1940 Act.
The Sections 18(a) and 61(a) exemption will have no material adverse financial or economic impact on the Company’s stockholders because such SBIC is (or will be) wholly-owned by the Company, and the Company’s stockholders effectively own all economic interests in such SBIC. Also, the representations and agreements of the Company made in this Application effectively eliminate any substantive differences between applying the regulatory framework to the Company conducting its SBIC activities as one entity and the framework applicable to the Company and any such SBIC Subsidiary as separate entities.
Congress meant to encourage the development of venture capital companies by the enactment of the 1980 amendments to the 1940 Act (“the “1980 Amendments”). A principal purpose of the 1980 Amendments was to remove regulatory burdens on venture capital companies while assuring adequate protection of the interests of investors in such companies. S. REP. No. 958, at 5 (1980); H.R. REP. No. 1341, at 21-22 (1980), as reprinted in 1980 U.S.C.C.A.N. 4803, 4904. The 1980 Amendments sought to eliminate provisions of the 1940 Act that created unnecessary disincentives to venture capital activities. Id. One goal underlying elimination of these disincentives was to increase investment by the public, particularly institutional investors, in professionally managed venture capital companies in order to provide a new source of risk capital for small developing companies. See Reginald L. Thomas & Paul F. Roye, Regulation of Business Development Companies Under the Investment Company Act, 55 S. Cal. L. Rev. 895, 912 (1982).
    In adopting interim Rules 60a-1 and 57b-1, the Commission recognized this goal, stating “[t]he 1980 Amendments, which became effective immediately upon their signing by the President, represent the considerable efforts of Congress and numerous other participants, including representatives of the Commission and the “venture capital” industry, to enhance the flow of capital to small, developing businesses and financially troubled businesses.” Investment Company Act Release No. 11493, [1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) 183,704

(Dec. 16, 1980). The Commission also stated in this Release that “it is clear that Congress did not intend to prohibit business development companies from acquiring the securities of and operating wholly owned SBICs. Indeed, the 1980 Amendments specifically recognized the possibility of such ownership.” Subsidiary SBICs are also contemplated by Item 8 of the instructions to Form N-2.
The Applicants submit that the proposed exemption is entirely consistent with the general purposes of the 1980 Amendments. By this Application, the Company seeks relief that will allow it, together with its current and future SBIC Subsidiaries, to expand and broaden its activities consistent with the Congressional policies described above and without creating conflicting regulatory problems. The goal can be accomplished only by obtaining the exemption requested. The proposed exemption is therefore consistent with the general purposes of the 1940 Act, as amended by the 1980 Amendments.
It is submitted that granting the requested exemption on the terms set forth in this Application is consistent with the policies and provisions of the 1940 Act and will enhance the interests of the Company’s stockholders while retaining for them the important protections afforded by the provisions of the 1940 Act.
2.    Section 57(c).
In addition to relief under Section 6(c), the Applicants request relief under Section 57(c) with respect to the proposed operations as one company, including transactions between Subsidiaries or between the Company and a Subsidiary, and certain transactions between the Applicants and portfolio companies, as specified above. Section 57(c) directs the Commission to exempt a transaction from one or more provisions of Sections 57(a)(1) and (2) if all three of the following standards are met: (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the business development company or its stockholders or partners on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of the business development company as recited in the filings made by such company with the Commission under the Securities Act of 1933, as amended (“1933 Act”), its registration statements and reports filed under the Exchange Act, and its reports to stockholders or partners; and (iii) the proposed transaction is consistent with the general purposes of the 1940 Act.
(a)    Under Section 57(c)(1), the terms of the proposed transaction, including the consideration to be paid or received, must be reasonable and fair and must not involve overreaching of the business development company or its stockholders on the part of any person. As discussed above, the proposed operations as one company will enhance efficient operations of the Company and its Subsidiaries, including Fidus SBIC, and allow them to deal with portfolio companies as if the Company and such Subsidiaries were one company. Operation as essentially one company in these circumstances has been repeatedly recognized by the Commission in exemptive orders, including with respect to the Company under the prior order, Triangle, Triangle II, Main Street, Elk Associates, Allied Capital, Berthel, Capital Southwest, Private Equities, Greater Washington, and Allied Capital II and other companies cited in the applications of those companies. As discussed above with respect to the Applicants’ legal arguments under Section 6(c), the contemplated transactions among the Applicants and affiliates as specified above will be reasonable and fair and will not involve overreaching on the part of any person.
(b)    As indicated above, the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the Company, its stockholders, or Fidus SBIC (the BDC) by any person The Applicants believe that the requested Order would permit the Company and the Subsidiaries to carry out more effectively (1) the purposes and objectives of the Applicants of investing primarily in small business concerns, and (2) the intent and policy of Congress as stated in and implemented by the 1940 Act, the SBA Act and the 1980 Amendments.
(c)    Under Section 57(c)(2), relief may be granted if the proposed transactions are consistent with the policy of the business development company as specified in filings with the Commission and reports to stockholders. The proposed operations of the Applicants as one company and the requested relief are consistent with the disclosure in the proposed operations of the applicants as one company and the requested relief is consistent with the disclosure in the Company’s public filings with the Commission and its reports to stockholders. Accordingly, this condition is also met.
(d)    In addition, the representations and agreements made in this Application effectively eliminate any substantive differences between applying the regulatory framework to the Company conducting its SBIC activities as one entity and the framework applicable to the Company and its current and future Subsidiaries as separate entities and granting the requested exemptions on the terms set forth in this Application is consistent with the policies and provisions of the 1940 Act and will enhance the interests of the Company and Fidus SBIC while retaining the important protections afforded by the provisions of the 1940 Act.
In summary, the Applicants meet the standards for relief under Section 57(c) with respect to the exemptions from Sections 57(a)(1) and (2) as described above.

3.    Sections 57(i), 57(a)(4) and Rule 17d-1.
Relief is also requested under Rule 17d-1 with respect to certain joint transactions that would otherwise be prohibited by Section 57(a)(4), including transfers of assets between the Applicants and investments in the same portfolio companies made by two or more Subsidiaries, particularly by Fidus SBIC and another Subsidiary, that may not involve the Company, all as described above. Although no specific transaction is currently contemplated, it is conceivable that a Subsidiary may seek to sell all or a portion of a portfolio investment to another Subsidiary. Section 57(i) provides that rules and regulations under Section 17(d) will apply to transactions subject to Section 57(a)(4) in the absence of rules under that section. The Commission has not adopted rules under Section 57(a)(4) with respect to joint transactions and, accordingly, the standards set forth in Rule 17(d)-1 govern Applicants’ request for relief. In determining whether to grant an order under Section 57(i) and Rule 17d-1, the Commission considers whether the participation of the BDC in the joint transaction is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants in the transaction.
(a)    First, as discussed above with respect to the Applicants’ legal arguments under Section 6(c), the proposed transactions are consistent with the policy and provisions of the 1940 Act and will enhance the interests of the Company, Fidus SBIC and other Subsidiaries, while retaining the important protections afforded by the provisions of the 1940 Act.
(b)    Second, since the joint participants will conduct their operations as though they comprise one company, the participation of one will not be on a basis different from or less advantageous than the others.
In summary, the Applicants meet the standards for relief under Rule 17d-1.

IV.	CONDITIONS OF PRIOR ORDER
The Applicants note that the conditions in the Prior Order will be replaced by the conditions set forth in Section V.

V.	CONDITIONS OF EXEMPTIVE ORDER
Applicants agree that the requested Amended Order will be subject to the following conditions:
1.      The Company will at all times own and hold, beneficially and of record, all of the outstanding limited partnership interests in any Subsidiary and all of the outstanding membership interests in the New General Partner, or otherwise own and hold beneficially, all of the outstanding voting securities and equity interests of such Subsidiary.
2.      The Subsidiaries will have investment policies not inconsistent with those of the Company, as set forth in the Company’s registration statement.
3.      No person shall serve as a member of any board of directors of any Subsidiary, including any manager under a different form of legal organization that might perform the function of a director, unless such person shall also be a member of the Company’s Board. The board of directors or the managers, as applicable, of any Subsidiary will be appointed by the equity owners of such Subsidiary.

4.      The Company will not itself issue or sell any senior security and the Company will not cause or permit any SBIC Subsidiary to issue or sell any senior security of which the Company or such SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61); provided that immediately after the issuance or sale of any such senior security by either the Company or any SBIC Subsidiary, the Company individually and on a consolidated basis shall have the asset coverage required by Section 18(a) (as modified by Section 61(a)), except that, in determining whether the Company and any SBIC Subsidiary on a consolidated basis have the asset coverage required by Section 61(a), any senior securities representing indebtedness of a SBIC Subsidiary if that SBIC Subsidiary has issued indebtedness that is held or guaranteed by the SBA shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.
5.      The Company will acquire securities of any SBIC Subsidiary representing indebtedness only if, in each case, the prior approval of the SBA has been obtained.  In addition, the Company and any SBIC Subsidiary will purchase and sell portfolio securities between themselves only if, in each case, the prior approval of the SBA has been obtained.
6.        No person shall serve or act as investment adviser to Fidus SBIC, Fidus SBIC II or any future Subsidiary unless the Board and the stockholders of the Company shall have taken such action with respect thereto that is required to be taken pursuant to the 1940 Act by the functional equivalent of the board of directors of Fidus SBIC, Fidus SBIC II or any future Subsidiary and the stockholders of Fidus SBIC, Fidus SBIC II or any future Subsidiary including as if Fidus SBIC, Fidus SBIC II or such future Subsidiary were a BDC.

VI.	CONCLUSION AND REQUEST FOR ORDER
Based on the foregoing, Applicants respectfully request that the Commission issue an Amended Order pursuant to Sections 6(c) and 57(c) of the 1940 Act granting exemptions from Sections 18(a), 57(a)(1) and (2), and 61(a) of the 1940 Act; and under Section 57(i) and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act, all on the terms and conditions set forth herein.

VII.	EXHIBIT LIST
The following documents are annexed to this Application as Exhibits and are incorporated by reference.
Exhibit A   Diagram of the Company’s corporate structure
Exhibit B   Verification Required by Rule 0-2(d)
Exhibit C   Resolution Authorizing Application

VIII.	AUTHORIZATIONS REQUIRED BY RULE 0-2
All requirements for the execution and filing of this Application have been complied with and the person executing and filing this Application is fitly authorized to do so. The Board of Directors of the Company and the New General Partner, on behalf of the Company, Fidus SBIC, Fidus SBIC II, and members of the New General Partner and Fidus Advisors authorized the filing of this Application pursuant to the resolutions attached as Exhibit C. The person executing the Application on behalf of the Company, Fidus SBIC, Fidus SBIC II, the New General Partner and Fidus Advisors, states that he has duly executed the attached Application for and on behalf of the applicable Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize the execution and filing of the Application have been taken.

Signatures
Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have signed this Application on the 2nd day of April, 2014.
Fidus Investment Corporation

By: /s/ Edward H. Ross
Name: Edward H. Ross
Title: Chief Executive Officer

Fidus Mezzanine Capital, L.P.

By:  /s/ Edward H. Ross
Name: Edward H. Ross
Authorized Person

Fidus Mezzanine Capital II, L.P.

By:  /s/ Edward H. Ross
Name: Edward H. Ross
Authorized Person

Fidus Investment GP, LLC

By:  /s/ Edward H. Ross
Name: Edward H. Ross
Authorized Person

Fidus Investment Advisors, LLC

By:  /s/ Edward H. Ross
Name: Edward H. Ross
Authorized Person

EXHIBIT A
Diagram of the Company’s Corporate Structure
The following diagram depicts the Company’s current organizational structure:

EXHIBIT B
VERIFICATION
    The undersigned states that he has duly executed the attached exemptive application dated April 2, 2014 for and on behalf of Fidus Investment Corporation (the “Company”); that he is the President and Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he has duly executed the attached exemptive application for and on behalf of Fidus Mezzanine Capital, L.P., Fidus Mezzanine Capital II, L.P., Fidus Investment GP, LLC, a wholly-owned subsidiary of the Company and the general partner of Fidus Mezzanine Capital, L.P. and Fidus Mezzanine Capital II, L.P., and Fidus Investment Advisors, LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
By: /s/ Edward H. Ross
Name: Edward H. Ross
April 2, 2014

EXHIBIT C
Resolution of the Board of Directors of Fidus Investment Corporation
FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, by and on behalf of the Company, to amend the Company’s current application for exemptive relief, filed on March 15, 2011, as amended, or execute and file any additional applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any other related documents, including but not limited to requests for no action relief or interpretative positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or any other applicable federal or state securities laws, as such Authorized Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate the transactions contemplated therein and the relief sought thereby.